SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Agreement") is made and entered into this
___09/10/2018_____ (the "Effective Date") by and between Roots & Vine Produce and Cafe Inc., located at 2016 W. 119th Street, Chicago, Illinois 60643 (the "Company")
and Buy The Block Investors, located at 4860 Chambers Rd #21, Denver, Colorado 80239 (the "Subscriber").

RECITALS

WHEREAS the Subscriber wishes to subscribe for 5,350 shares (the "Shares") of the capital stock of Roots & Vine Produce and Cafe Inc. at the subscription price of $20.00 Dollars per share.

WHEREAS the Subscriber hereby acknowledges that the Company is relying upon the accuracy and completeness of the representations in this Agreement in complying with its obligations under applicable federal and state securities laws.

WHEREAS the Subscriber hereby acknowledges and certifies that the Subscriber received and read the Private Placement Memorandum of Roots & Vine Produce and Cafe Inc. dated
___09/10/2018_____ and any supplements thereto (the "Private Placement Memorandum"), and the Subscriber is familiar with the terms and provisions thereof.

WHEREAS it is the intention of the parties to the Agreement that this subscription will be made pursuant to appropriate exemptions (the "Exemption") from the registration and prospectus or equivalent requirements of all rules, policies, notices, orders, and legislation of any kind (collectively the "Securities Rules") of all jurisdictions applicable to this subscription;

NOW THEREFORE, for the reasons set forth above, and in consideration of the foregoing and of the mutual promises and covenants of the Company and Subscriber contained herein, and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Subscriber agree as follows:

I. REPRESENTATIONS AND WARRANTIES

The Subscriber represents and warrants to the Company, and acknowledges that the Company is relying on these representations and warranties to, among other things, ensure that it is complying with all of the applicable Securities Rules, that:

    i.   The Subscriber is aware of the degree of risk associated with the purchase of the Shares of the Company;

ii.   The Subscriber is fully aware and understands that at any time the Company may operate at a loss rather than a profit, and may do so for an unforeseeable amount of time;

iii.   The Subscriber has the financial means to meet all of the obligations contemplated herein;

iv.   The Subscriber has read and fully understands the terms, conditions and effect of this Agreement, and all other documents in connection therewith;

v.   The Subscriber hereby confirms that he/she has reviewed or had the opportunity to review, all documents, records, and books pertaining to the investment in the Company;

vi.   The Subscriber is at least twenty-one (21) years of age;

vii.   The Subscriber is an "accredited investor" as the term is defined in the Securities Act of 1933, as amended (the "Act") and any relevant state statute or regulation, or is otherwise a sophisticated, knowledgeable investor (either alone or with the aid of a purchaser representative) with adequate net worth and income for this investment;

viii.   The Subscriber has in depth knowledge and experience in financial and business matters pertaining to the subject matter contained in this Agreement and is capable of evaluation the risks of any investment in the Company;

ix.   The offer to sell Shares was communicated to the Subscriber by the Company in such a manner that the Subscriber was able to ask questions of and receive answers from the Company concerning the terms and conditions of this transaction and that at no time was Subscriber presented with or solicited by any brochure, public promotional meeting, newspaper or magazine article, radio or television advertisement or any other form of advertising or general solicitation;

x.   The Subscriber has determined that the purchase of the Shares is a suitable investment;

xi.   The Shares for which the Subscriber hereby subscribes are being acquired solely for the Subscribers own account, for investment purposes; and the Subscriber agrees that he/she will not sell or otherwise transfer the Shares unless the Shares are registered under the Act and qualified under applicable state securities laws or unless, in the opinion of the Company, and exemption from the registration requirements of the Act and such law is available;

      xii.   The Subscriber has been advised to consult with the Subscribers own attorney regarding legal matters concerning an investment in the Company and has done so to the extent the Subscriber deems necessary.

II. INDEMNIFICATION

The Subscriber hereby agrees to indemnify and hold harmless the Company and any of its officers, directors, shareholders, employees, agents or affiliates (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the Subscriber, including, without limitation, the information in this Agreement, or (ii) litigation or other proceeding brought by the Subscriber against one or more Indemnified Party in which the Indemnified Party is the prevailing party.

III. PURCHASE BY AN ENTITY

The Subscriber is an entity (the "Entity") and the person authorized to sign on behalf of such Entity is a duly appointed agent or representative of the Entity and hereby warrants, that:

      i.   Such Entity is an existing entity, and has not been organized or reorganized for the purpose of making this investment;

      ii.   The Entity is in good standing in the applicable jurisdiction and that the Subscriber has the authority to execute this Agreement and any other documents in connection with investment in the Shares on the Entity's behalf;

      iii.   The Entity has the power, right, and authority to invest in the Shares and enter into transactions contemplated herein, and the investment is suitable and appropriate for the Entity and its shareholders and beneficiaries;

      iv.   Any and all documents entered into and executed by the entity in connection with the Company are valid and binding documents of the Entity enforceable in accordance with their terms.

IV. REVOCATION OF OFFER

The Subscriber agrees that the Company may cancel, terminate or revoke the offer to subscribe for shares or any agreement hereunder for a period of 120 days. After 120 days the Agreement will be deemed null and void.

V. SHARE CERTIFICATES

    i.   The certificates representing the Shares shall unless otherwise permitted by the provisions of Articles (ii) and (iii) in this Section, contain a legend substantially in the following form:

"THE SHARES REPRESENTED BY THIS
CERTIFICATE HAVE BEEN ACQUIRED
FOR INVESTMENT AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES
ACT OF 1933. SUCH SHARES MAY NOT
BE SOLD OR TRANSFERRED IN THE
ABSENCE OF SUCH REGISTRATION OR
UNLESS THE COMPANY RECEIVES AN
OPINION OF COUNSEL OR OTHER
EVIDENCE REASONABLY ACCEPTABLE
TO IT STATING THAT SUCH SALE OR
TRANSFER IS EXEMPT FROM THE
REGISTRATION AND PROSPECTUS
DELIVERY REQUIREMENTS OF SAID ACT"

    ii.   The Subscriber hereby agrees to comply in all respects with the provisions of this Section. Prior to any proposed sale, assignment, transfer or pledge of any Shares, the Subscriber agrees that it shall provide written notice to the Company of the Subscriber's intent of such transfer, sale, assignment or pledge.

    iii.   Each notice shall provide detail of circumstances of the proposed transfer, sale, assignment or pledge, and shall be accompanied, at the Subscribers expense, by evidence that is satisfactory to the Company, to the effect that the proposed transfer of the Shares may be effected without registration under the Act or applicable state securities law.

VI. MISCELLANEOUS

    i.   All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, to the Company at its registered head office address and to the undersigned set forth on the signature page hereof.

ii.   This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois and, to the extent it involves any United States statute, in accordance with the laws of the United States.

iii.   This Agreement constitutes the entire agreement between the Company and the Subscriber with respect to the subject matter hereof and supersedes any prior or contemporaneous understanding, representations, warranties or agreements, whether oral or written.

IN WITNESS WHEREOF, the parties have caused this Subscription Agreement dated
___09/10/2018_____ between Roots & Vine Produce and Cafe Inc. and Buy The Block
Investors to be executed as of _09/10/2018_____

By: _____
Signature of Subscriber

_____, _____
     Buy The Block Investors

By: _____
Signature of Company

     Ena Jones, President/CEO
     Roots & Vine Produce and Cafe Inc.











HELLOSIGN

Audit Trail

TITLE	Please sign.
FILE NAME	subscription.pdf
DOCUMENT ID	e71f78d467f1bdebb1564b9dfe50191b4c50865a
STATUS	● Completed

Document History

SENT	**09/11/2018** 01:03:31 UTC	Sent for signature to Ena Jones (everydaybutterfly1@gmail.com) from lynn@buytheblock.com IP: 24.8.126.175
VIEWED	**09/11/2018** 02:31:52 UTC	Viewed by Ena Jones (everydaybutterfly1@gmail.com) IP: 108.200.12.71
SIGNED	**09/11/2018** 02:33:34 UTC	Signed by Ena Jones (everydaybutterfly1@gmail.com) IP: 108.200.12.71
COMPLETED	**09/11/2018** 02:33:34 UTC	The document has been completed.